A.G.P./ALLIANCE GLOBAL PARTNERS

590 Madison Avenue 28th Floor New York,

New York 10022

July 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333- 272657 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on July 11, 2023, in which we, as the sole placement agent, requested the acceleration of the effective date of the above-captioned Registration Statement for July 13, 2023 at 5:00 p.m. Eastern Time, in accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas Higgins
Name:	Thomas Higgins
Title:	Managing Director